Exhibit 99.1

Date: March 18, 2016		530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: BAYTEX ENERGY CORP.
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :		Annual General and Special Meeting
Record Date for Notice of Meeting :		April 12, 2016
Record Date for Voting (if applicable) :		April 12, 2016
Beneficial Ownership Determination Date :		April 12, 2016
Meeting Date :		June 1, 2016
Meeting Location (if available) :		Calgary, AB
Issuer sending proxy related materials directly to NOBO:		No
Issuer paying for delivery to OBO:		Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		Yes
Beneficial Holders Stratification Criteria:		Not Applicable
NAA for Registered Holders		Yes
Registered Holders Stratification Criteria:		Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	07317Q105	CA07317Q1054

Sincerely, Computershare Agent for BAYTEX ENERGY CORP.

Exhibit 99.1